Exhibit 99.1

Richmont Mines Announces Positive Revisions to 2016 Guidance

Potential Production Increase at Island Gold of up to 45% over 2015

TORONTO, Ontario, Canada, September 12, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) announces a positive revision to its 2016 operational guidance estimates driven by significantly better than expected performance from the Island Gold Mine. (All amounts are in Canadian dollars, unless otherwise indicated).

  Company-wide annual gold production guidance estimates have increased to between 98,000 and 106,000 ounces, from 87,000 to 97,000 ounces, supported by a potential 45% annual production increase at the Island Gold Mine.

  The Corporation is also revising the Canadian to US dollar exchange rate assumptions to 1.33 Canadian dollars to the US dollar for the period January to June and 1.30 Canadian dollars to the US dollar for the balance of the year, due to the strengthening of the Canadian dollar during the year. The original guidance estimates issued on February 11, 2016 assumed an exchange rate of 1.364.

  Company-wide annual cash cost1 guidance estimates have decreased to between $885 and $945 per ounce (US$675 and US$720 per ounce), from $930 to $1,000 per ounce (US$680 to US$730 per ounce), supported by the increased contribution of higher quality, lower cost ounces from the Island Gold Mine.

  Company-wide annual All-in Sustaining Costs1 (“AISC”) guidance estimates have decreased to between $1,230 and $1,335 per ounce (US$935 and US$1,015 per ounce), from $1,275 to $1,390 per ounce (US$935 to US$1,015 per ounce), supported by the strong AISC performance from the Island Gold Mine.

During the balance of the year, the Corporation will continue to leverage the higher gold price and weak Canadian dollar and has strategically increased and reallocated capital investment initiatives, which will best position the Island Gold Mine, this core asset for long-term success.

  Company-wide annual exploration expenditure guidance estimates have increased to $17.1 million (US$13.1 million), from $15.5 million (US$11.4 million), which includes an additional 22,000 metres ($1.65 million) of drilling at the Island Gold Mine that will focus on defining potential new resources in the fourth mining horizon located between the 860 and 1,000 metre levels, which could be incorporated into the short to medium term mine plan.

  Company-wide annual sustaining capital investment guidance estimates have increased to $25.9 million (US$19.7 million), from $24.1 million (US$17.7 million), primarily related to advancing development of the east ramp ($1.3 million) at the Island Gold Mine, which had previously been allocated to project capital.

  Annual project capital investment guidance estimates for the Island Gold Mine have increased to $46.1 million (US$35.2 million), from $43.4 million (US$31.8 million), primarily related to infrastructure improvements, including a new surface maintenance and warehouse facility ($2.9 million) and ventilation optimization ($1.5 million), partially offset by the $1.3 million related to development of the east ramp, which has been reallocated to sustaining capital.

[1]	Cash cost and AISC are Non-IFRS measures. Refer to the Non-IFRS performance measures section in the second quarter MD&A.

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“These positive revisions to our annual guidance estimates are supported by the strong performance from our cornerstone Island Gold Mine to date, demonstrating the potential of this quality, low-cost asset. We have also successfully completed the electrical upgrade at Island Gold, which was a key initiative for Richmont as it will support ongoing productivity improvements as well as expansion opportunities.” stated Renaud Adams, CEO of Richmont Mines. He continued, “At the Beaufor Mine, we are seeing improved production following the launch of stope mining in the higher grade Q Zone in August and we expect to report increased production and reduced costs over the balance of the year.”

2016 Company-Wide Operational Estimates

Revised 2016 Operational Estimates	Original 2016 Guidance	Revised 2016 Guidance
Gold Ounces Produced(1)	87,000 – 97,000	98,000 – 106,000
Cash Costs per Ounce (CAD$)(2)	$930 - $1,000	$885 - $945
Sustaining Capital per Ounce (CAD$)	$250 - $280	$250 - $280
Corporate G&A per Ounce (CAD$)	$95 - $110	$95 - $110
All-in Sustaining Costs per Ounce (CAD$)(2)	$1,275 - $1,390	$1,230 - $1,335

Cash Costs per Ounce (US$)(2)(3)	$680 - $730	$675 - $720
Sustaining Capital per Ounce (US$)(3)	$185 - $205	$185 - $205
Corporate G&A per Ounce (US$)(3)	$70 - $80	$75 - $90
All-in Sustaining Costs per Ounce (US$)(2)(3)	$935 - $1,015	$935 - $1,015
Revised 2016 Capital and Exploration ($M)	Original 2016 Guidance	Revised 2016 Guidance
Sustaining Capital (CAD$)	$24.1	$25.9
Project Capital (CAD$)	$43.4	$46.1
Company-wide Exploration (CAD$)	$15.5	$17.1

Sustaining Capital (US$)(3)	$17.7	$19.7
Project Capital (US$)(3)	$31.8	$35.2
Company-wide Exploration (US$)(3)	$11.4	$13.1
(1)	Revised guidance estimates include 1,165 ounces produced from the Monique Mine in Q1 2016, which were not included in original guidance.
(2)	Cash cost and AISC are Non-IFRS measures. Refer to the Non-IFRS performance measures section in the second quarter MD&A.
(3)	An exchange rate of 1.36 Canadian dollars to 1.00 US dollar was used for the original 2016 guidance issued on Feb. 11, 2016. The revised guidance assumes an exchange rate of 1.33 for January to June and 1.30 for July to December.

Island Gold Mine: 2016 Guidance Update

Based on the strong performance during the first six months of the year from the Island Gold Mine and following the completion of a 25-day shutdown for an electrical upgrade in August 2016, operational guidance estimates have been positively revised.

  Annual gold production guidance estimates have increased to between 75,000 and 80,000 ounces, from 62,000 to 67,000 ounces, a potential increase of up to 45% over 2015 production.

  Annual cash cost guidance estimates have decreased to between $800 and $840 per ounce (US$610 and US$640 per ounce), from $900 to $960 per ounce (US$660 to US$705 per ounce), a potential decrease of up to 23% over 2015 cash costs.

  Annual AISC guidance estimates have decreased to between $1,040 and $1,110 per ounce (US$795 and US$845 per ounce), from $1,160 and $1,250 per ounce (US$850 to US$920 per ounce), a potential decrease of up to 29% over 2015 AISC.

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  Exploration expenditure guidance estimates for 2016 have increased to $16.0 million (US$12.2 million), from $14.4 million (US$10.6 million), which includes an additional 22,000 metres of drilling that will focus on defining new resources in the fourth mining horizon located between the 860 and 1,000 metre levels, which could be incorporated into the short to medium term mine plan.

  Sustaining capital investment guidance estimates for 2016 have increased to $18.9 million (US$14.4 million), from $17.3 million (US$12.7 million), primarily related to advancing the development of the east ramp ($1.3 million), which had previously been allocated to project capital.

Annual project capital guidance estimates for 2016 have increased to $46.1 million (US$35.2 million), from $43.4 million (US$31.8 million), which includes a new surface maintenance and warehouse facility ($2.9 million) and ventilation optimization ($1.5 million), partially offset by the $1.3 million in development of the east ramp, which has been reallocated to sustaining capital.

Island Gold Revised 2016 Guidance Estimates
Revised 2016 Operational Estimates	Original 2016 Guidance	Revised 2016 Guidance
Gold Ounces Produced	62,000 - 67,000	75,000 - 80,000
Cash Costs per Ounce (CAD$)(1)	$900 - $960	$800 - $840
Sustaining Capital per Ounce (CAD$)	$260 - $290	$240 - $270
All-in Sustaining Costs per Ounce (CAD$)(1)	$1,160 - $1,250	$1,040 - $1,110

Cash Costs per Ounce (US$)(1)(2)	$660 - $705	$610 - $640
Sustaining Capital per Ounce (US$)(2)	$190 - $215	$185 - $205
All-in Sustaining Costs per Ounce (US$)(1)(2)	$850 - $920	$795 - $845
Revised 2016 Capital and Exploration ($M)	Original 2016 Guidance	Revised 2016 Guidance
Sustaining Capital (CAD$)	$17.3	$18.9
Project Capital (CAD$)	$43.4	$46.1
Exploration (CAD$)	$14.4	$16.0

Sustaining Capital (US$)(2)	$12.7	$14.4
Project Capital (US$)(2)	$31.8	$35.2
Exploration (US$)(2)	$10.6	$12.2
(1)	Cash cost and AISC are Non-IFRS measures. Refer to the Non-IFRS performance measures section in the second quarter MD&A.
(2)	An exchange rate of 1.36 Canadian dollars to 1.00 US dollar was used for the original 2016 guidance issued on Feb. 11, 2016. The revised guidance assumes an exchange rate of 1.33 for January to June and 1.30 for July to December.

Beaufor Mine and Quebec Division: 2016 Guidance Update

Gold production in the first six months of the year was impacted by lower grades mined in the upper zones and a delay in mining from the higher grade Q Zone, however production is expected to increase over the balance of the year as stope mining in the Q Zone began in early August.

  Annual gold production guidance estimates for the Quebec Division have reduced to between 23,000 and 26,000 ounces, which includes 1,165 ounces produced from Monique Mine in the first quarter. At the Beaufor Mine production is expected to significantly increase over the balance of the year as stope mining is focused in the higher grade Q Zone.

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  Due to the lower than planned production levels from the Beaufor Mine in the first six months of the year, annual cash cost guidance estimates have increased to between $1,150 and $1,300 per ounce (US$875 and US$1,000 per ounce).

  Annual AISC guidance estimates have increased to between $1,420 and $1,610 per ounce (US$1,080 and US$1,235 per ounce).

  As production from the Beaufor Mine is expected to increase over the balance of the year, cash costs and AISC are expected to decrease, which we anticipate will result in positive free cash flow generation for the year.

Quebec Division Revised 2016 Guidance Estimates
Revised 2016 Operational Estimates	Original 2016 Guidance	Revised 2016 Guidance
Gold Ounces Produced(1)	25,000 - 30,000	23,000 - 26,000
Cash Costs per Ounce (CAD$)(2)	$1,000 - $1,060	$1,150 - $1,300
Sustaining Capital per Ounce (CAD$)	$230 - $270	$270 - $310
All-in Sustaining Costs per Ounce (CAD$)(2)	$1,230 - $1,330	$1,420 - $1,610

Cash Costs per Ounce (US$)(2)(3)	$735 - $780	$875 - $1,000
Sustaining Capital per Ounce (US$)(3)	$170 - $195	$205 - $235
All-in Sustaining Costs per Ounce (US$)(2)(3)	$905 - $975	$1,080 - $1,235
Revised 2016 Capital and Exploration ($M)	Original 2016 Guidance	Revised 2016 Guidance
Sustaining Capital (CAD$)	$6.8	$7.0
Project Capital (CAD$)	-	-
Exploration (CAD$)	$1.1	$1.1

Sustaining Capital (US$)(3)	$5.0	$5.3
Project Capital (US$)(3)	-	-
Exploration (US$)(3)	$0.8	$0.8
(1)	Revised guidance estimates include 1,165 ounces produced from the Monique Mine in Q1 2016, which were not included in original guidance.
(2)	Cash cost and AISC are Non-IFRS measures. Refer to the Non-IFRS performance measures section in the second quarter MD&A.
(3)	An exchange rate of 1.36 Canadian dollars to 1.00 US dollar was used for the original 2016 guidance issued on Feb. 11, 2016. The revised guidance assumes an exchange rate of 1.33 for January to June and 1.30 for July to December.

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

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Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101) adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

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